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                         [Starmet Corporation Letterhead]


Robert E. Quinn
   PRESIDENT                                                    August 19, 1998


Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Starmet Corporation
    Withdrawal of Registration Statement on Form S-1
    File No. 333-49629

Ladies and Gentlemen:

Starmet Corporation (the "Company") requests that the Company's Registration Statement filed on Form S-1 (the "Registration Statement") be withdrawn. The Company has determined that, due to current unfavorable market conditions, the proposed offering would not be in the best interest of the Company or its shareholders. The Company has not made any offers or sales of its Common Stock pursuant to the Registration Statement.

Please call me at (978) 369-5410 if you have any questions or comments.

                                          Sincerely,

                                          /s/ Robert E. Quinn
                                             -------------------------------


CC: Stephen C. Duvall, Assistant Director (via facsimile)
    Susann Reising Reilly, Esq. (via facsimile)
    Gregory L. White, Esq.
    Peter J. Loughran, Esq. (via facsimile)